Contact

www.linkedin.com/in/shelley-nolden (LinkedIn)

Shelley Nolden

Partner & Co-Head of Investor Relations at SLR Capital Partners, Co-Founder & Chairwoman of GRYT Health, AML Survivor
New York, New York, United States

Summary

Business Development and Investor Relations professional for SLR Investment Corp. and SLR Senior Investment Corp.

With $8.5 billion of investable capital through our two publicly traded Business Development Companies (NASDAQ: SLRC and SUNS), private funds, and SMA's, we provide flexible capital to support growth based financings, leveraged buyouts, refinancings, recapitalizations and add-on acquisitions. We are able to provide all forms of senior and junior debt capital to our private equity, venture capital and direct clients. SLR Capital Partners prides itself on being a relationship-based lender focused on creating financing solutions for small to mid-sized development / growth companies and leveraged middle-market companies. Since 2006, we have invested over $9.4 billion of capital. Based in New York, the SLR Capital Partners team of dedicated investment professionals has significant experience in sponsor-backed cash flow lending, life science lending, asset-based lending, and equipment finance.

Chairwoman of GRYT Health

GRYT Health is a digital health company created for one purpose: to help cancer patients and caregivers find the help they're looking for at the time they're looking for it. Each of us faced cancer as a young adult and struggled to find the resources to save, and then rebuild, our life. We are dedicated to making that journey easier to navigate for today's cancer patients and their caregivers. Using mobile technology, we connect them to the information they need to make informed decisions about their health, at every stage of their cancer journey.

Experience

SLR Capital Partners
Partner, Co-Head of Investor Relations
June 2006 - Present (16 years 7 months)
Greater New York City Area

With over $8.5 billion of investable capital through our two publicly traded Business Development Companies (NASDAQ: SLRC and SUNS), private funds, and SMA's, we provide flexible capital to support growth based financings, leveraged buyouts, refinancings, recapitalizations and add-on acquisitions. We are able to provide all forms of senior and junior debt capital to our private equity, venture capital and direct clients. SLR Capital Partners prides itself on being a relationship-based lender focused on creating financing solutions for small to mid-sized development / growth companies and leveraged middle-market companies. Since 2006, we have invested over $13 billion of capital in more than 1,300 companies. Based in New York, the SLR Capital Partners team of dedicated investment professionals has significant experience in sponsor-backed cash flow lending, life science lending, asset-based lending, and equipment finance.

Gryt Health
Co-Founder & Chair Of The Board Of Directors
August 2017 - Present (5 years 5 months)
Rochester, New York Area

GRYT ("grit") Health is a digital health company moving healthcare forward. Through our global oncology platform and work with the top healthcare organizations, we help advance the treatment, care, and experience of those affected by cancer. We do this through research, marketing and clinical trial services that put people and caregivers first, integrating the patient experience – from early-stage treatments through long-term survivorship – to ultimately improve health outcomes.

Goal Five
Director Board Of Directors
April 2020 - Present (2 years 9 months)
San Francisco, California, United States

Goal Five is the soccer apparel brand for her. By reimagining the game and designing striking apparel that fits her needs, Goal Five has dedicated itself to empowering women and girls to play soccer. By giving 5% of profit to organizations helping more girls around the world gain access to soccer, Goal Five is leading a movement to achieve gender equality in the beautiful game.

Lehman Brothers Holdings Inc.

4 years

Associate
July 2004 - June 2006 (2 years)

Wealth Management

Analyst
July 2002 - July 2004 (2 years 1 month)

Investment Banking: Debt Capital Markets, Financial Institutions Group

―――――

Education

University of Minnesota - Carlson School of Management
BSB, Finance, Entrepreneurship · (1998 - 2002)